                                  Exhibit 99.2

August 5, 1996

Board of Directors
Vitas Healthcare Corporation
100 South Biscayne Boulevard
Miami, Florida  33131

Dear Board Members:

We have reviewed the proposed Consulting, Severance and Confidentiality Agreement between Vitas Healthcare Corporation ("Vitas" or the "Corporation") and Hugh A. Westbrook, Esther T. Colliflower ("Colliflower") and Collibrook Consultants ("Collibrook"), a corporation owned and controlled by Reverend Westbrook and Colliflower. We have also reviewed the Non-Competition Agreement between Reverend Westbrook and Vitas, in each case, to be entered into at or prior to the closing of the proposed merger between Vitas and a subsidiary of Apria Healthcare Group, Inc., ("Apria").

The terms of the proposed agreements call for Reverend Westbrook:

         - not to compete or to actively invest in the industry segment for a period of seven years,

         -        not to divulge any trade secrets for a period of ten years,

         -        to consult with Vitas for a one year period,

         - and to agree to cancel the Amended and Restated Employment Agreement dated September l2, 1994.

In consideration for his agreeing to these restrictions and concessions, the Corporation proposes to pay Reverend Westbrook the sum of $8.5 million allocated as follows:

         -        Severance payment                  $1,250,000

         -        Consulting agreement               $  250,000

         -        Agreement not to compete           $7,000,000

The proposed agreements contain representations that such agreements constitute the legally valid and binding obligation of each party enforceable against such party in accordance with its terms. For purposes of the analysis set forth herein, we have assumed that all payments under the proposed severance agreement will be made directly or indirectly to Reverend Westbrook.

August 5, 1996
Page 2

EVALUATION OF REASONABLENESS

We have evaluated the issue of whether the aggregate monetary consideration to Reverend Westbrook of $8.5 million is a reasonable amount for his agreeing to the concessions and to the restrictions placed on him. In conducting the evaluation, we considered several components of compensation:

         -        Severance payments contingent on a change in control

         - Lost earnings opportunity for the period of time that he agrees not to compete

         -        Other factors

Severance Payments:

A total of 28 of the 31 companies viewed as comparable to Vitas offered severance agreements to their Chief Executive Officer contingent on a change in control. We have chosen the median to the third quartile of the market data as the data points which define the upper and lower boundaries of a reasonable competitive range. We found that the range of reasonable competitive severance payments is between $974,000 and $1,695,000. In addition, the vast majority of agreements in the comparable group called for the continuation of benefits and the accelerated vesting of stock options. Conversely, less than 25% of the agreements in the comparable group required the executive not to compete and the term of the restrictions were normally less than the severance multiple. We also found that only four agreements in the comparable group required the executive to consult with the surviving company in case of a change in control.

We also evaluated the data of the 31 companies to determine what would be a reasonable competitive multiple of salary paid to a terminated Chief Executive Officer. This multiple, 3.25 times salary, when applied to Reverend Westbrook's current salary of $420,000 -- which is less than his contracted salary of $600,000 -- would result in our concluding that a reasonable lump sum severance payment would be $1,365,000.

Based on our analysis, and evaluating the data using these two different methods, we have concluded that the $1,250,000 payment is within the reasonable competitive range.

Lost Earnings Opportunity Due to Non-Compete Restrictions

In addition to the severance payments discussed in the proceeding section, the balance of the total payments to be made to Reverend Westbrook under the agreements is $7,250,000. We have concluded that this sum is reasonable and competitive and, in fact, is even slightly below the lower end of the range of what Reverend Westbrook could have expected to have earned over the seven year restriction period. We have attached our detailed analysis to this letter for reference. Based on our analysis, Reverend Westbrook might have reasonably expected to receive between $1.20 million and $2.38 million annually as the chief executive

August 5, 1996
Page 3

of a company comparable to Vitas. This would equate to between $8.54 million and $16.66 million over the seven year period.

We have again used the median to the third quartile of market data to define the upper and lower boundaries of a competitive range. We have chosen these median and third quartile statistics based on several factors we learned from discussion with Reverend Westbrook and other officers of Vitas. These factors were:

         - Reverend Westbrook was instrumental in founding the hospice movement and is still influential in the industry especially in the geographic areas where Vitas operates.

         - A hospice organization depends on a constant and ongoing amount of third party referrals to assure profitable operation. Reverend Westbrook's knowledge, experience, key relationships, and prominence and visibility in the healthcare community would be extremely valuable to any organization which were to be set up to compete in the geographic area.

         - Reverend Westbrook has already demonstrated the ability to found, to grow and to manage a successful business in this industry.

         - The industry is just now emerging and expanding due to current healthcare, economic and demographic factors. In seven years, it would be more mature, and Reverend Westbrook's experience and visibility in the healthcare field may not be in as much demand as they could be in this 1996 to 2003 period.

These factors lead us to the conclusion that Reverend Westbrook's specific circumstances would justify a range of payment that would reasonably be between the market median and the third quartile of competitive practices.

Other Factors We Considered

In addition to considering Reverend Westbrook's lost opportunity to earn reasonable compensation over the seven year restriction period, we also considered the fact that he has agreed to two additional concessions or agreements which would have significant value to the surviving corporation in the merger:

         - Reverend Westbrook's agreement to consult with the Corporation for a one year period after the change-in-control.

         - His agreement to cancel the existing employment agreement. The existing agreement called for Reverend Westbrook to receive approximately $1.0 million and to not compete during the period in which he is receiving any payments thereunder and for a period of one year thereafter. However, in light of recent developments under Florida law, there is now some uncertainty as to

August 5, 1996
Page 4

                  the enforceability of the non-compete agreement under Florida law. It is clearly in the surviving corporation's interest (and therefore in the interest of Apria and its stockholders) that any uncertainty as to the enforceability of the non-compete agreement be resolved and the non-compete period be significantly extended. Accordingly, Reverend Westbrook's concession to replace an agreement with some uncertainty with the proposed contracts clearly reduces the stockholders' risks and represents additional value to the Corporation.

         There are three additional factors which were recognized but judged to not be of significant effect on our conclusions. These are the following:

         - A We have valued the market value of Reverend Westbrook's lost compensation dollars in 1996 dollars -- the most recent data available. In actual fact, the compensation opportunity is over the 1996 to 2003 time period. However, market based executive compensation levels are increasing faster than the interest rate of five year risk free investments. Our methodology of using 1996 dollars, therefore, probably moderately understates the present value of the lost compensation opportunity.

         - Our analysis compares the value of the non-compete agreement to the total amount of his lost compensation opportunity. Our assumption is that Reverend Westbrook's employment alternatives outside the specific hospice and health care industry in the restricted list of countries and states would be that of a clergy person performing pastoral duties. His acquired, non- pastoral skills, contacts and prior accomplishments are all focused in the restricted industry and geographic areas. The amount that Reverend Westbrook could earn as a clergy person performing pastoral duties was not viewed as a significant sum. Should that sum be estimated and netted against the lost compensation opportunity, the effect would be to only slightly reduce our estimate of Reverend Westbrook's lost compensation opportunity.

         - We valued Reverend Westbrook's lost compensation opportunity using for- profit public corporations. These companies typically awarded stock options as a significant part of the compensation package. Our experience indicates that private or closely held for-profit companies would also use either stock or phantom stock plans to compensate their CEO. However, a broad-based analysis of such companies is not readily available. While Reverend Westbrook could also work in the non-profit sector, such a possibility was not considered as representing his most logical career choice at this juncture with the current status of hospice as an emerging industry.

August 5, 1996
Page 5

CONCLUSIONS

In conclusion, we found that the aggregate $8.5 million payment to be made as severance and as consideration in return for Westbrook's agreement not to compete with Vitas for a seven year period and to consult with Vitas for one year were reasonable.

This opinion is based on our findings that Reverend Westbrook could have earned from $8.54 million to $16.66 million over the seven year period had he not been prevented from competing by the proposed non-compete agreement.

His skills, business contacts, relationships and accomplishments as a business manager are evidently strongly focused in the very industry segment and those geographical locations where he would be prevented from investing or working. His alternative employment opportunities would be severely limited and not well compensated.

We also found that a typical severance payment -- most often paid without a requirement of the executive not to compete -- would be between $975,000 and $1,695,000. The combined value of these two competitive compensation elements, therefore, is between $9.51 and $18.36 million. The proposed $8.5 million payment is below that range.

In addition, there are other factors that combine to further support or enhance our judgment on the reasonableness of the payments:

         - Reverend Westbrook's agreement to cancel the existing employment agreement and to replace it with the Consulting, Severance and Confidentiality Agreement and the Non-Competition Agreement provides greater certainty to the Corporation as to the enforceability of the noncompete provisions as well as an extended non-compete protection period.

         - His agreement to consult with the Corporation for a one year period is of significant value to Corporation.

Sincerely,

Frank X. Dowd

                              COMPENSATION ANALYSIS
                                HUGH A. WESTBROOK

BACKGROUND

In connection with the merger of Vitas with a subsidiary of Apria, a non-compete agreement will be entered into between Reverend Hugh A. Westbrook, the present CEO of Vitas, and Vitas. In the proposed agreement, Reverend Westbrook agrees not to directly or indirectly compete or consult in the hospice and home health care industries in specific geographic areas for a period of seven years. He also agrees not to divulge any trade secrets for a period of ten years and, pursuant to a separate consulting, severance and confidentiality agreement, would consult with Vitas for one year.

As consideration for Reverend Westbrook's agreement not to compete or divulge any trade secrets, Rev. Westbrook would receive a cash payment of $7,000,000 -- comprised of $5,000,000 on the effective date of the merger and $ 1,000,000 on each of the first two anniversaries of such date. An additional $250,000 would be paid to Reverend Westbrook in return for his consulting with Vitas.

In addition, Reverend Westbrook has agreed to cancel his existing employment agreement with Vitas. Should he have been terminated, this agreement called for Reverend Westbrook to receive a minimum of $ 1,000,000 and to not compete during the period in which he is receiving any payments thereunder and for a period of one year thereafter. In this regard, Reverend Westbrook's severance payment is a fraction of his salary, which under his employment contract is $600,000, notwithstanding his voluntary reduction to $420,000 since July 1995. However, in light of recent developments under Florida law, there is now some uncertainty as to the enforceability of the non-compete agreement under Florida law. It would be in the surviving corporation's interest (and therefore in the interest of Apria and its stockholders) that any uncertainty as to the enforceability of the non-compete agreement be resolved.

The severance payment under the severance agreement would be a lump sum payment of $1,250,000.

ORGANIZATION OF THIS REPORT

This report is organized into two sections, each of which evaluates the reasonableness of one of the two components of the overall $8.5 million payment to Reverend Westbrook. These are:

Section A -- Evaluation of the payment made in exchange for Reverend Westbrook's agreement not to compete with Vitas for a seven year period; to not divulge trade secrets for a ten year period and to consult with Vitas for a one year period.

Section B -- Evaluation of the reasonableness of the $1,250,000 severance payment called for in the severance agreement between Reverend Westbrook and Vitas.

Compensation Analysis
Page 2

                                    SECTION A

INTENT OF THIS SECTION

The Hay Group has been asked by Vitas to assess the reasonableness of these payments in light of Mr. Westbrook's agreement not to participate in the industry for a seven year period.

Our analysis is predicated on several assumptions:

         - Mr. Westbrook has been employed as the Chief Executive Officer of a company in this industry for over ten years.

         - He has successfully proven that he has, and in the future could again, found and manage a similar venture within the industry, especially in this geographic area.

         - He has successfully generated a reasonable return to Vitas' stockholders.

         -        We know of no reason other than this agreement why Mr.
                  Westbrook could not find employment as a Chief Executive Officer or, in combination with other investors, form a competing enterprise in the industry in the restricted geographic areas.

Accordingly, the Hay Group has performed an analysis to determine whether the $7,000,000 payment is reasonable and fair consideration compared to what Mr. Westbrook could have otherwise earned had the agreement not prevented him from doing so.

OUR METHODOLOGY

We obtained the definitive 14A proxies of 31 companies identified to be in the home health care, sub-acute care and nursing home segments which we consider to be those most comparable to the hospice segment of the healthcare industry. Our selection process was to select a group of at least 30 public companies in the industry that had revenues less than $1 billion. The group was selected to assure that the median and mean revenues of the companies in the group was as close as possible to that of Vitas. The breakdown of the revenues of the selected group is as follows:

                                           Millions of Dollars
                                           -------------------

                  Smallest                          $  56
                  25th Percentiles                    153
                  Median                              286
                  75th Percentile                     591
                  Largest                             931

                  Mean                                341

Compensation Analysis
Page 3

The median revenues of the group --$286 million -- are slightly above the 1996 running rate of Vitas' revenues.

In-conducting the analysis, we considered the compensation value of the following elements:

         Salary

         Annual Incentive

         Long Term Incentives

                  -        Stock Options

                  -        Time Lapse Restructured Stock

         Executive Benefits

We used the most recent proxy available through Disclosure, Inc., on the day we requested them. Each proxy provides compensation data for up to three years (1993, 1994, 1995 in most cases). A company was omitted if Disclosure did not have the company on file. Because the yearly compensation data are not always fully representative for executives, we used the following procedures for each element:

SALARY -- We used the most recent year's salary data (usually 1995).

ANNUAL INCENTIVE -- When bonus payments were sporadic in nature, we averaged the payments for the three reported years. If the bonuses showed a trend, either positive or negative, we used the most recent year. If 1995 was the only year of bonus payment, we used that data as representative.

STOCK OPTIONS -- We used the Black-Scholes method of options valuation to arrive at a present value of the grant. This methodology is required under FASB opinion 123 for corporate accounting purposes. The method is also one of two acceptable methods allowed by the SEC in their proxy disclosure requirements. In valuing the options, the Black-Scholes value was based on the following assumptions:

         - Zero dividend yield -- None of the 31 companies paid dividends. This is common and would be expected in an emerging and growing industry such as sub-acute or home health care.

         - A stock price volatility of .40-- This value was the average volatility of the 31 companies evaluated. We used the mean ratio and the variance of the logs of this monthly stock gains over a 36 month period. This is our usual protocol for calculating validity.

         - A risk free return of 6.7 % -- This is the current ten year Treasury Bill rate.

Compensation Analysis
Page 4

The term of the option and whether the stock was granted at, below or above its current market value was also reflected in the Black-Scholes valuation.

After calculating the Black-Scholes values for the options, we reduced the calculated value by 5% for each year of delayed vesting. This is done to account for the risk of the executive being terminated prior to the options having vested.

Repeating the procedure we use with other sporadic payments, we usually averaged the option grants over a three year period. If the option granting patterns were uniform and trending, we used the most recent year as being representative.

RESTRICTED STOCK -- We valued restricted stock at the market value on the day of grant. Adjustments for vesting restrictions and for sporadic granting practices were applied as they were described in the Stock Options section.

EXECUTIVE BENEFITS -- We did not value each retirement program. Instead, we tabulated the practices and the estimated the range of typical programs offered to executives in this industry.

Of the companies:

         - 13 had defined benefit plans with accrual values of about 20 - 30 percent of salary per year.

         - 9 had 401(K) plans that would equate to an average contribution of $4,500 per year.

         -        9 had no plan provisions.

PRESENTING OUR FINDINGS

We have presented the data in both tabular and graphic formats. The graphic analysis also presents the results of a linear regression analysis relating company size and the CEO compensation levels. Such an analysis is customary when analyses of specific industries are conducted and where the size of the companies will vary. A log analysis will enable us to adjust for the company size.

In most cases and, indeed, in this analysis, company size explains from 30% to 55% of the variance of an individual's pay from the average pay of the entire group. We also presented a band based on +/-1 standard error to depict the boundaries of the 16th and 83rd percentiles of expected pay levels.

DISCUSSION OF OUR FINDINGS

The annual revenues of the peer groups of companies was $286,000,000 for 1995. This is slightly above the annualized 1996 revenues projected for Vitas.

Compensation Analysis
Page 5

TABULAR ANALYSIS

On the following table, we have displayed the actual 1995 data and have projected it to 1996, using a 5% inflation factor. This is representative of the compensation escalation factors in the health care industry. Detailed listings for each company are attached in Schedule A. The data for the 31 companies are as follows.

                           MEDIAN COMPENSATION LEVELS

                                          (THOUSANDS OF DOLLARS)
                                          ----------------------
                                            1995A        1996E
                                            -----        -----
Salary                                     $  372       $  391
Total Cash (Salary plus Bonus)             $  539       $  566
Total Direct (Salary plus Bonus plus
     Long Term Incentive)                  $1,162       $1,220

Given that Mr. Westbrook is:

         -        an experienced Chief Executive in this industry,

         - one of the founders of a successful company in the industry, and

         - a prominent figure in the hospice industry -- especially in the restricted areas,

it is not unreasonable to anticipate that he could find employment which would pay him compensation as much as that equal to the 75th percentile of the group. If that were the case, the compensation data for an above average compensated (upper quartile) CEO position in a sub- acute/home health/nursing care/hospice company would be as follows:

                              75TH PERCENTILE DATA

                              (THOUSANDS OF DOLLARS)
                              ----------------------
                                1995A       1996E
                                -----       -----
Salary                         $  468       $  491
Total Cash                     $  707       $  742
Total Direct                   $2,225       $2,380

GRAPHIC ANALYSIS

The preceding analysis was based on a peer group with as many companies larger than Vitas as there were smaller. Also, we used median data which did not give additional weight to outliers.

However, it is also common to adjust for size since larger companies will typically pay disproportionately higher compensation levels.

Compensation Analysis
Page 6

On the following three charts, each of the 31 companies' CEO compensation levels have been plotted. Each point represents the company's revenues in millions and the appropriate compensation statistics.

         -        Salary (Chart 1)

         -        Total Cash (Chart 2)

         -        Total Direct (Chart 3)

Also plotted on each chart is the regression line of best fit along with lines representing plus or minus one standard error. Within this band of +/-1 standard error, the regression analysis essentially predicts that 67% of all values should occur.

When the equations of the regression lines are used to calculate the expected levels of compensation, the predicted values for a comparably sized company are:

                 PREDICTED COMPENSATION FOR A COMPARABLE COMPANY

                                   (THOUSANDS OF DOLLARS)
                                   ----------------------
                                    1995A          1996E
                                    -----          -----
Salary                             $  348.3       $  365.0
Total Cash                         $  517.0       $  543.0
Total Direct                       $1,214.0       $1,274.0

As would be expected, these values are comparable to those derived in the tabular analysis.

CONCLUSIONS

Based on the data presented above, we have concluded that the market competitive levels of annual compensation for an executive in this industry in a company comparable to the one Mr. Westbrook has already managed successfully are within the following range:

                                          COMPANY SIZE AND SCOPE
                                          ----------------------
                                    COMPARABLE SCOPE    INCREASED SCOPE
                                    ----------------    ---------------
Salary                                 $  390,000         $  490,000
Salary plus Bonus                         565,000            745,000
Salary plus Bonus plus Long Term       $1,220,000         $2,380,000
     Incentive

The long term incentive pay levels -- the net present value of stock options or restricted stock grants -- is clearly a significant factor in this analysis. For this reason care was taken to be conservative in our treatment of those stock options' grant levels.

In addition to the direct compensation discussed above, 40% of the companies also offered pension plans with additional costs of up to $200,000 per year for an executive of Reverend Westbrook's age.

Compensation Analysis
Page 7

The value of Mr. Westbrook's consulting support to Vitas is inestimable. His knowledge base and his contacts throughout the healthcare community should be of high value to Vitas. This is especially true in the transition period following the merger.

In summary, Mr. Westbrook's agreement to not compete with Vitas would deprive him of his ability to gain employment in the area of his greatest value and expertise for a seven year period. In addition, he would provide valuable support to Vitas during the first year following the merger.

The combined consideration of $7,250,000-- $7,000,000 not to compete and $250,000 for consulting -- is less than he would have earned in only three to six years instead of the full seven year restriction period. The combined consideration, on this basis, is, in our opinion, reasonable.

Compensation Analysis
Page 8

                                    SECTION B

INTENT OF THIS SECTION

We have also been asked to evaluate the reasonableness of a severance payment of $1,250,000 to Reverend Westbrook. This payment would be made should he be actually or constructively terminated subsequent to a change in control of Vitas. The payment would be in the form of a lump sum and not be in return for consulting with the surviving corporation.

OUR METHODOLOGY

We reviewed the proxies of the 31 company comparison group to isolate the size and nature of the severance payment arrangements for the Chief Executive of each of the companies.

We tabulated the required multiple of salary which would be paid after a termination subsequent to a change in control. In addition, the estimated dollar value of any payment based on each executive's 1995 compensation levels was derived and tabulated.

Other considerations that were included are the following:

         -        Requirement to mitigate payment in the event of employment.

         -        Requirements to consult or to not compete with the company.

         -        Acceleration of stock option or stock grants.

         -        Benefits continuation after termination.

DISCUSSION OF OUR FINDINGS

The results of our analysis are displayed in Schedule B which is attached. The key findings are as follows:

         - A The projected dollar values of severance payments are distributed based on the following statistics. The three companies which do not offer a contract are included in the analysis as paying a benefit of zero dollars. The statistics are:

                  Lowest                                     $        0
                  First Quartile (P 25)                         433,000
                  Median                                        974,000
                  Third Quartile (P 75)                       1,695,000
                  Highest                                     3,200,000

                  Mean                                       $1,158,000

Compensation Analysis
Page 9

         - A The projected payment for Reverend Westbrook --$1,250,000-- is between the median and the third quartile levels and is within the reasonable competitive range.

         -        Other findings from our analysis were as follows:

                  - Less than 25% (7 of 31) of the contracts required the executive not to compete.

                  - Thirteen percent (4 of 31) required the executive to consult after a change in control.

                  - All contracts with invested stock options accelerated the vesting of these options.

                  - Eighty percent (25 of 31) called for continuation of benefits after termination.


CONCLUSIONS

Based on the data we have evaluated, we conclude that the $1,250,000 payment to Reverend Westbrook is within the reasonable range of payments made to Chief Executives of other comparable companies.

                                    [GRAPHIC]